Fact Sheet for Preliminary Pricing Supplement No. 2673B Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated April 13, 2016

Phoenix Autocallable Securities Linked to the Ordinary Shares of Allergan plc due May 3, 2017

Automatic Call if Stock Price at or above Initial Price on an Observation Date; receive Contingent Coupon if Stock Price at or above Coupon Barrier on an Observation Date; receive shares if Final Price less than Trigger Price

General

The Phoenix Autocallable Securities (the "**securities**") are linked to the performance of the ordinary shares of Allergan plc (the "**Underlying**") and may pay a Contingent Coupon of $35.375 per $1,000 Face Amount of securities on the relevant Coupon Payment Dates. The Contingent Coupon will be payable on a Coupon Payment Date **only if** the Stock Price of the Underlying on the applicable Observation Date is greater than or equal to the Coupon Barrier, which is equal to 75.00% of the Initial Price. The Stock Price refers to (i) the Closing Price of the Underlying in the case of any Observation Date other than the final Observation Date, and (ii) the Final Price (calculated in reference to the Averaging Dates as set forth below) in the case of the final Observation Date. The securities may not pay Contingent Coupons on some or all of the Coupon Payment Dates and, therefore, should **not** be viewed as conventional debt securities with periodic coupon payments.

The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. If the securities are automatically called, investors will receive a cash payment per $1,000 Face Amount of securities on the applicable Call Settlement Date equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will accrue or be payable following the Call Settlement Date. If the securities are not automatically called and the Final Price is greater than or equal to the Trigger Price (75.00% of the Initial Price), investors will receive a cash payment per $1,000 Face Amount of securities at maturity equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date. However, if the securities are *not* automatically called and the Final Price is less than the Trigger Price, Deutsche Bank AG will deliver to investors at maturity a number of shares of the Underlying per $1,000 Face Amount of securities equal to the Face Amount divided by the Initial Price (the "**Share Delivery Amount**"), which will likely have a value that is significantly less than the Face Amount and may have no value at all. Investors should be willing to accept the risk of losing a significant portion or all of their initial investment as well as the risk of owning shares of the Underlying if the securities are not automatically called and the Final Price is less than the Trigger Price, in addition to the risk that no Contingent Coupon payment may be made with respect to some or all Observation Dates. Any payment on the securities is subject to the credit of the Issuer.

Note Characteristics

- Automatic Call if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price
- Receive the Contingent Coupon only if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Coupon Barrier
- Receive a number of shares of the Underlying equal to the Share Delivery Amount if the Final Price is less than the Trigger Price. In this circumstance, the Share Delivery Amount is expected to be worth significantly less than your initial investment and may have no value at all.

Risk Considerations

- Appreciation potential limited to the Face Amount *plus* the Contingent Coupons regardless of any increase in the price of the Underlying.
- Potential early exit as a result of the Automatic Call feature.
- Deutsche Bank AG will deliver the Share Delivery Amount per $1,000 Face Amount of notes, which is expected to be significantly less than your initial investment and may have no value at all, if the Final Price is less than the Trigger Price.
- Any payment on the securities is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

Contingent Coupon Payment

First Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$35.375 on the first Coupon Payment Date
Second Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$35.375 on the second Coupon Payment Date
Third Observation Date: Is Closing Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$35.375 on the third Coupon Payment Date
Final Observation Date: Is Final Price ≥ Coupon Barrier?
Yes, Contingent Coupon
$35.375 on the last Coupon Payment Date (Maturity Date)
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP:	2515A1NJ6
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 12 months, 2 weeks
Underlying:	Ordinary shares of Allergan plc (Ticker: AGN)
Face Amount:	$1,000
Contingent Coupon:	• **If the Stock Price of the Underlying on any Observation Date is *greater than or equal to* the Coupon Barrier**, Deutsche Bank AG will pay you the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date on the related Coupon Payment Date. • **If the Stock Price of the Underlying on any Observation Date is *less than* the Coupon Barrier**, the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date. The Contingent Coupon will be a fixed amount as set forth under the "Contingent Coupon Payment" on this page.
Coupon Barrier:	75.00% of the Initial Price
Observation Dates:	July 29, 2016, October 28, 2016, January 27, 2017 and April 28, 2017 (last Averaging Date)
Coupon Payment Dates:	As set forth in the table on the following page. For the final Observation Date, the related Coupon Payment Date will be the Maturity Date.
Automatic Call:	The securities will be automatically called if the Stock Price of the Underlying on any Observation Date is greater than or equal to the Initial Price. If the securities are automatically called, you will receive a cash payment per $1,000 Face Amount of securities on the related Call Settlement Date equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date. No Contingent Coupon will accrue or be payable following the Call Settlement Date.
Call Settlement Date:	As set forth in the table on the following page. For the final Observation Date, the related Call Settlement Date will be the Maturity Date.
Payment at Maturity:	If the securities are not automatically called, the payment or delivery you may receive at maturity will depend on the Final Price of the Underlying on the Averaging Dates: • If the Final Price is greater than or equal to the Trigger Price: $1,000 *plus* the Contingent Coupon otherwise due on such date • If the Final Price is less than the Trigger Price, Deutsche Bank AG will deliver to you at maturity a number of shares of the Underlying equal to the Share Delivery Amount per $1,000 Face Amount of securities. *The shares of the Underlying delivered at maturity are expected to be worth significantly less than your initial investment and may have no value at all. If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the arithmetic average of the closing prices of the Underlying on the Averaging Dates.*
Share Delivery Amount:	A number of shares of the Underlying per $1,000 Face Amount of notes equal to (1) the Face Amount *divided by* (2) the Initial Price, subject to adjustment upon the occurrence of certain corporate events as described in the product supplement accompanying preliminary pricing supplement No. 2673B.
Trigger Price:	75.00% of the Initial Price
Initial Price:	The Closing Price of the Underlying on the Trade Date
Final Price:	The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates
Stock Price:	For any Observation Date other than the final Observation Date, the Closing Price of the Underlying. For the final Observation Date, the Final Price.
Closing Price:	On any trading day, the last reported sale price of one share of the Underlying on the relevant exchange *multiplied by* the then-current Stock Adjustment Factor, as determined by the calculation agent.
Stock Adjustment Factor:	Initially 1.0, subject to adjustment upon the occurrence of certain corporate events affecting the Underlying. See "Description of Securities — Anti-Dilution Adjustments for Reference Stock" in the product supplement accompanying preliminary pricing supplement No. 2673B.
Trade Date:	April 15, 2016
Settlement Date:	April 20, 2016
Averaging Dates:	April 24, 2017, April 25, 2017, April 26, 2017, April 27, 2017 and April 28, 2017
Maturity Date:	May 3, 2017
Fees and Commissions:	JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the securities. The placement agents will receive a fee from the Issuer that will not exceed $10.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying preliminary pricing supplement No. 2673B.

The Issuer's estimated value of the securities on the Trade Date is approximately $960.90 to $980.90 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Securities" in the accompanying preliminary pricing supplement No. 2673B for additional information.

By acquiring the securities, you will be bound by and deemed irrevocably to consent to the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the securities or the conversion of the securities into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the securities. Please see "Resolution Measures and Deemed Agreement" in the accompanying preliminary pricing supplement No. 2673B for more information.

For more information regarding this offering, please refer to the preliminary pricing supplement No. 2673B on the SEC website at https://www.sec.gov/Archives/edgar/data/1159508/000095010316012588/dp64958_424b2-ts2673b.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

If the securities are not automatically called, for each $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call

If the securities are called on an Observation Date, the investor will receive a cash payment per $1,000 Face Amount of securities on the related Call Settlement Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date. No Contingent Coupon will accrue or be payable following the Call Settlement Date.

Observation Date	Call Settlement Date	Payment upon an Automatic Call (excluding Contingent Coupon)
July 29, 2016	August 3, 2016	$1,000.00
October 28, 2016	November 2, 2016	$1,000.00
January 27, 2017	February 1, 2017	$1,000.00
April 28, 2017 (last Averaging Date)	May 3, 2017 (Maturity Date)	$1,000.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of securities and the Coupon Barrier and Trigger Price of 75.00% of the Initial Price and assume that the securities are not automatically called. The actual Initial Price, Coupon Barrier and Trigger Price will be determined on the Trade Date.

Return of the Underlying	Payment at Maturity (excluding any Contingent Coupon) if the hypothetical Final Price is not less than the Trigger Price ($)	Value of the Share Delivery Amount if the hypothetical Final Price is less than the Trigger Price* ($)	Return on the Securities at Maturity (excluding any Contingent Coupon)
100.00%	N/A	N/A	N/A
40.00%	N/A	N/A	N/A
20.00%	N/A	N/A	N/A
10.00%	N/A	N/A	N/A
0.00%	N/A	N/A	N/A
-15.00%	$1,000.00	N/A	0.00%
-20.00%	$1,000.00	N/A	0.00%
-25.00%	$1,000.00	N/A	0.00%
-40.00%	N/A	$600.00	-40.00%
-50.00%	N/A	$500.00	-50.00%
-85.00%	N/A	$150.00	-85.00%
-100.00%	N/A	$0.00	-100.00%

* The value of the Share Delivery Amount on the Maturity Date is equal to the product of the number of shares of the Underlying equal to the Share Delivery Amount multiplied by the closing price of the Underlying on the Maturity Date. For purposes of this table, the closing price of one share of the Underlying on the Maturity Date is deemed the same as the hypothetical Final Price. If you receive the Share Delivery Amount at maturity, we will pay cash in lieu of delivering any fractional shares in an amount equal to that fraction multiplied by the arithmetic average of the closing prices of the Underlying on the Averaging Dates.

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive a cash payment per $1,000 Face Amount of securities on the Maturity Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date only if the Final Price is greater than or equal to the Trigger Price. However, if the Final Price is less than the Trigger Price, Deutsche Bank AG will deliver to you at maturity a number of shares of the Underlying equal to the Share Delivery Amount per $1,000 Face Amount of securities. The shares of the Underlying delivered as the Share Delivery Amount at maturity are expected to be worth significantly less than your investment and may have no value at all. In this circumstance, you are expected to lose a significant portion or all of your investment at maturity. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS CONTINGENT COUPONS (IF ANY) AND YOU WILL NOT PARTICIPATE IN ANY INCREASE IN THE PRICE OF THE UNDERLYING — The securities will not pay more than the Face Amount plus any Contingent Coupons that may be due. You will not participate in any increase in the price of the Underlying even if the Final Price of the Underlying is greater than or equal to the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be the Face Amount per $1,000 Face Amount of securities (excluding any Contingent Coupons), regardless of any increase in the price of the Underlying, which may be significant.

YOU MAY NOT RECEIVE ANY CONTINGENT COUPONS — The securities may not pay Contingent Coupons on some or all of the Coupon Payment Dates and, therefore, should not be viewed as conventional debt securities with periodic coupon payments. If the Stock Price of the Underlying on any Observation Date is less than the Coupon Barrier, Deutsche Bank AG will not pay you the Contingent Coupon applicable to such Observation Date. If the Stock Price of the Underlying is less than the Coupon Barrier on each of the Observation Dates, Deutsche Bank AG will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the price of the Underlying tends to be lower than the Trigger Price.

A HIGHER CONTINGENT COUPON OR A LOWER COUPON BARRIER AND TRIGGER PRICE FOR THE UNDERLYING MAY REFLECT A GREATER EXPECTED VOLATILITY OF THE UNDERLYING, WHICH IS GENERALLY ASSOCIATED WITH A GREATER RISK OF LOSS — Volatility is a measure of the degree of variation in the trading prices of an asset over a period of time. The greater the expected volatility at the time the terms of the securities are set on the Trade Date, the greater the expectation is at that time that the Underlying may close below the Coupon Barrier on an Observation Date (resulting in a missed Contingent Coupon) or Trigger Price on the Averaging Dates (resulting in the delivery of shares of the Underlying at maturity that are expected to be worth significantly less than your initial investment). In addition, the economic terms of the securities, including the Contingent Coupon, the Coupon Barrier and the Trigger Price, are based, in part, on the expected volatility of the Underlying at the time the terms of the securities are set on the Trade Date, where higher expected volatility will generally lead to a higher Contingent Coupon or a lower Coupon Barrier and Trigger Price for each of the Underlying. Accordingly, a higher Contingent Coupon as compared with the coupon on our conventional fixed income securities with a similar maturity or the coupon on our other similarly structured securities will generally indicate a greater risk of loss, while a lower Coupon Barrier and Trigger Price for the Underlying as compared with otherwise comparable securities does not necessarily indicate that the securities have a greater likelihood of paying Contingent Coupons or returning your investment at maturity. You should be willing to accept the downside market risk of the Underlying and the potential loss of some or all of your initial investment at maturity.

REINVESTMENT RISK — If your securities are automatically called, the term of the securities may be reduced to as short as approximately three months and two weeks. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

THE SECURITIES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The securities are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities, and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

THE SECURITIES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or the “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (the “SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the securities are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any claim for payment on the securities; converting the securities into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the securities to another entity, amending, modifying or varying the terms and conditions of the securities or cancelling of the securities. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the Issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the Issuer. This prioritization would also be given effect in a resolution proceeding with respect to the Issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the Issuer. In a resolution or German insolvency proceeding with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the securities offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the securities differently. In a resolution or German insolvency proceeding with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the securities if a Resolution Measure becomes applicable to us. Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the securities, you would have no claim or other right against us arising out of any Resolution Measure and we would have no obligation to make payments under the securities following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the securities, under the senior indenture or for the purposes of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the securities are subject to any Resolution Measure, secondary market trading in the securities may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the securities, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the securities may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, you will not participate in any potential increase in the price of the Underlying, which could be significant.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the price of the Underlying. Changes in the price of the Underlying may not result in comparable changes in the value of your securities.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the securities, you will not have any voting rights or rights to receive cash dividends or other distributions or other rights that holders of the Underlying would have.

ANTI-DILUTION PROTECTION IS LIMITED AND THE CALCULATION AGENT MAY MAKE ADJUSTMENTS IN ADDITION TO, OR THAT DIFFER FROM, THOSE SET FORTH IN THE PRODUCT SUPPLEMENT ACCOMPANYING PRELIMINARY PRICING SUPPLEMENT NO. 2673B — The calculation agent will make adjustments to the Stock Adjustment Factor, which will initially be set at 1.0, and/or the Share Delivery Amount, for certain events affecting the Underlying. The calculation agent is not required, however, to make adjustments in response to all corporate actions, including if the issuer of the Underlying or another party makes a partial tender or partial exchange offer for the Underlying. If such an event occurs that does not require the calculation agent to make an adjustment, the value of the securities may be materially and adversely affected. In addition, you should be aware that the calculation agent may, at its sole discretion, make adjustments to the Stock Adjustment Factor and/or the Share Delivery Amount or any other terms of the securities that are in addition to, or that differ from, those described in the product supplement accompanying preliminary pricing supplement No. 2673B to reflect changes occurring in relation to the Underlying or any other security received in a reorganization event in circumstances where the calculation agent determines that it is appropriate to reflect those changes to ensure an equitable result. Any alterations to the specified anti-dilution adjustments for the Underlying or any other security received in a reorganization event described in the product supplement accompanying preliminary pricing supplement No. 2673B may be materially adverse to investors in the securities. You should read “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the product supplement accompanying preliminary pricing supplement No. 2673B in order to understand the adjustments that may be made to the securities.

IN SOME CIRCUMSTANCES, YOU MAY RECEIVE THE EQUITY SECURITIES OF ANOTHER COMPANY AND NOT THE UNDERLYING AT MATURITY — Following certain corporate events relating to the issuer of the Underlying where the issuer of the Underlying is not the surviving entity, you may receive the equity securities of a successor to the issuer of the Underlying or any cash or any other assets distributed to holders of the Underlying in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the securities. For more information, see the section “Description of Securities — Anti-Dilution Adjustments for Reference Stock” in the accompanying product supplement. Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity, excluding any Contingent Coupon payment, for each $1,000 Face Amount of securities, you will receive an amount in cash from Deutsche Bank AG equal to the Face Amount unless the Final Price of the Underlying is less than the Trigger Price.

THERE ARE RISKS ASSOCIATED WITH INVESTMENTS IN SECURITIES LINKED TO THE VALUE OF EQUITY SECURITIES ISSUED BY A NON-U.S. COMPANY — Allergan plc is incorporated outside of the U.S. There are risks associated with investments in securities linked to the value of equity securities issued by a non-U.S. company. The price of equity securities issued by a non-U.S. company may be adversely affected by political, economic, financial and social factors that may be unique to the particular country in which the non-U.S. company is incorporated. These factors include the possibility of recent or future changes in the non-U.S.

government’s economic and fiscal policies (including any direct or indirect intervention to stabilize the economy and/or securities market of the country of such non-U.S. government), the presence, and extent, of cross shareholdings in non-U.S. companies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

SINGLE STOCK RISK — The price of the Underlying can rise or fall sharply due to factors specific to the Underlying and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions. For additional information about the Underlying and its issuer, please see “The Underlying” in the accompanying preliminary pricing supplement and such issuer’s SEC filings referred to in that section.

THERE IS NO AFFILIATION BETWEEN THE ISSUER OF THE UNDERLYING AND US AND WE HAVE NOT PARTICIPATED IN THE PREPARATION OF, OR VERIFIED, ANY DISCLOSURE BY THE ISSUER OF THE UNDERLYING — We are not affiliated with the issuer of the Underlying. However, we or our affiliates may currently or from time to time in the future engage in business with the issuer of the Underlying, including extending loans to, making equity investments in, or providing advisory services (including merger and acquisition advisory service) to, such issuers. In the course of this business, we or our affiliates may acquire non-public information about the issuer of the Underlying and we will not disclose any such information to you. Nevertheless, neither we nor our affiliates have participated in the preparation of, or verified, any information about the Underlying or the issuer of the Underlying. You, as an investor in the securities, should make your own investigation into the issuer of the Underlying. The issuer of the Underlying is not involved in the securities offered hereby in any way and has no obligation of any sort with respect to your securities. The issuer of the Underlying has no obligation to take your interests into consideration for any reason, including when taking any corporate actions that would require the calculation agent to adjust the Stock Adjustment Factor and/or the Share Delivery Amount, which may adversely affect the price of the Underlying and the value of your securities.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities may bear little relation to the historical closing prices of the Underlying and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of securities, the Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately six months beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has increased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We or our affiliates expect to hedge our exposure from the securities by entering into equity and equity derivative transactions, such as over-the-counter options, futures or exchange-traded instruments. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may adversely affect the price of the Underlying and, therefore, make it less likely that you will receive a positive return on your investment in the securities. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the securities. Introducing competing products into the marketplace in this manner could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH

INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE SECURITIES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could adversely affect the price of the Underlying and the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time. The calculation agent also has some discretion about certain adjustments to the Stock Adjustment Factor and/or the Share Delivery Amount and will be responsible for determining whether a market disruption event has occurred as well as, in some circumstances, the prices related to the Underlying that affect whether Contingent Coupons are paid and whether the securities are automatically called. Any determination by the calculation agent could adversely affect the return on the securities.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying preliminary pricing supplement No. 2673B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying preliminary pricing supplement entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the product supplement, prospectus supplement and prospectus accompanying preliminary pricing supplement No. 2673B for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including preliminary pricing supplement No. 2673B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, preliminary pricing supplement No. 2673B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.